SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(AMENDMENT NO. 3)*

AcelRx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00444T100

(CUSIP Number)

Mark Wan

c/o Three Arch Partners

3200 Alpine Road

Portola Valley, California 94028

(650) 529-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

March 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00444T100	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Three Arch Partners IV, L.P. (the “TAP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,901,589 shares (including 188,020 shares represented by warrants exercisable on November 29, 2012), except that Three Arch Management IV, L.L.C. (the “TAM IV”) is the general partner of TAP IV and may be deemed to have sole power to vote these shares, and Mark Wan (“Wan”) and Wilfred Jaeger (“Jaeger”) are the managing members of TAM IV and may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
5,901,589 shares (including 188,020 shares represented by warrants exercisable on November 29, 2012), except that TAM IV is the general partner of TAP IV and may be deemed to have sole power to dispose of these shares, and Wan and Jaeger are the managing members of TAM IV and may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,901,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 00444T100	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Three Arch Associates IV, L.P. (“TAA IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
130,304 shares (including 4,151 shares represented by warrants exercisable on November 29, 2012), except that TAM IV is the general partner of TAA IV and may be deemed to have sole power to vote these shares, and Wan and Jaeger are the managing members of TAM IV and may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
130,304 shares (including 4,151 shares represented by warrants exercisable on November 29, 2012), except that TAM IV is the general partner of TAA IV and may be deemed to have sole power to dispose of these shares, and Wan and Jaeger are the managing members of TAM IV and may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 00444T100	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Three Arch Management IV, L.L.C. (“TAM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,031,893 shares (including 188,020 shares represented by warrants exercisable on November 29, 2012 by TAP IV and 4,151 shares represented by warrants exercisable on November 29, 2012 by TAA IV), of which 5,901,589 are directly owned by TAP IV and 130,304 are directly owned by TAA IV. TAM IV is the general partner of each of TAP IV and TAA IV and may be deemed to have sole power to vote these shares. Wan and Jaeger are the managing members of TAM IV and may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
6,031,893 shares (including 188,020 shares represented by warrants exercisable on November 29, 2012 by TAP IV and 4,151 shares represented by warrants exercisable on November 29, 2012 by TAA IV), of which 5,901,589 are directly owned by TAP IV and 130,304 are directly owned by TAA IV. TAM IV is the general partner of each of TAP IV and TAA IV and may be deemed to have sole power to dispose of these shares. Wan and Jaeger are the managing members of TAM IV and may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,031,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 00444T100	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Three Arch Partners III, L.P. (the “TAP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,408,146 shares (including 60,789 shares represented by warrants exercisable on November 29, 2012), except that Three Arch Management III, L.L.C. (the “TAM III”) is the general partner of TAP III and may be deemed to have sole power to vote these shares, and Wan and Jaeger are the managing members of TAM III and may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,408,146 shares (including 60,789 shares represented by warrants exercisable on November 29, 2012), except that TAM III is the general partner of TAP III and may be deemed to have sole power to dispose of these shares, and Wan and Jaeger are the managing members of TAM III and may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,408,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 00444T100	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Three Arch Associates III, L.P. (“TAA III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
183,230 shares (including 3,268 shares represented by warrants exercisable on November 29, 2012), except that TAM III is the general partner of TAA III and may be deemed to have sole power to vote these shares, and Wan and Jaeger are the managing members of TAM III and may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
183,230 shares (including 3,268 shares represented by warrants exercisable on November 29, 2012), except that TAM III is the general partner of TAA III and may be deemed to have sole power to dispose of these shares, and Wan and Jaeger are the managing members of TAM III and may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 00444T100	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS Three Arch Management III, L.L.C. (“TAM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,591,376 shares (including 60,789 shares represented by warrants exercisable on November 29, 2012 by TAP III and 3,268 shares represented by warrants exercisable on November 29, 2012 by TAA III), of which 3,408,146 are directly owned by TAP III and 183,230 are directly owned by TAA III. TAM III is the general partner of each of TAP III and TAA III and may be deemed to have sole power to vote these shares. Wan and Jaeger are the managing members of TAM III and may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,591,376 shares (including 60,789 shares represented by warrants exercisable on November 29, 2012 by TAP III and 3,268 shares represented by warrants exercisable on November 29, 2012 by TAA III), of which 3,408,146 are directly owned by TAP III and 183,230 are directly owned by TAA III. TAM III is the general partner of each of TAP III and TAA III and may be deemed to have sole power to dispose of these shares. Wan and Jaeger are the managing members of TAM III and may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,591,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 00444T100	13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Mark Wan (“Wan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,500 shares (all of which are represented by an option exercisable in full immediately).
8	SHARED VOTING POWER
		9,623,269 shares (including 188,020 shares represented by warrants exercisable on November 29, 2012 by TAP IV; 4,151 shares represented by warrants exercisable on November 29, 2012 by TAA IV; 60,789 shares represented by warrants exercisable on November 29, 2012 by TAP III; and 3,268 shares represented by warrants exercisable on November 29, 2012 by TAA III), of which 5,901,589 are directly owned by TAP IV, 130,304 are directly owned by TAA IV, 3,408,146 are directly owned by TAP III and 183,230 are directly owned by TAA III. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to vote the shares held by TAP IV and TAA IV. TAM III, the general partner of each of TAP III and TAA III, may be deemed to have the sole power to vote the shares held by TAP III and TAA III. Wan is a managing member of TAM IV and TAM III, and may be deemed to have shared power to vote the shares held by TAP IV, TAA IV, TAP III and TAA III.
	9	SOLE DISPOSITIVE POWER 27,500 shares (all of which are represented by an option exercisable in full immediately).
10	SHARED DISPOSITIVE POWER
		9,623,269 shares (including 188,020 shares represented by warrants exercisable on November 29, 2012 by TAP IV; 4,151 shares represented by warrants exercisable on November 29, 2012 by TAA IV; 60,789 shares represented by warrants exercisable on November 29, 2012 by TAP III; and 3,268 shares represented by warrants exercisable on November 29, 2012 by TAA III), of which 5,901,589 are directly owned by TAP IV, 130,304 are directly owned by TAA IV, 3,408,146 are directly owned by TAP III and 183,230 are directly owned by TAA III. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to dispose of the shares held by TAP IV and TAA IV. TAM III, the general partner of each of TAP III and TAA III, may be deemed to have the sole power to dispose of the shares held by TAP III and TAA III. Wan is a managing member of TAM IV and TAM III, and may be deemed to have shared power to dispose of the shares held by TAP IV, TAA IV, TAP III and TAA III.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 00444T100	13D	Page 9 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Wilfred Jaeger (“Jaeger”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8	SHARED VOTING POWER
		9,623,269 shares (including 188,020 shares represented by warrants exercisable on November 29, 2012 by TAP IV; 4,151 shares represented by warrants exercisable on November 29, 2012 by TAA IV; 60,789 shares represented by warrants exercisable on November 29, 2012 by TAP III; and 3,268 shares represented by warrants exercisable on November 29, 2012 by TAA III), of which 5,901,589 are directly owned by TAP IV, 130,304 are directly owned by TAA IV, 3,408,146 are directly owned by TAP III and 183,230 are directly owned by TAA III. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to vote the shares held by TAP IV and TAA IV. TAM III, the general partner of each of TAP III and TAA III, may be deemed to have the sole power to vote the shares held by TAP III and TAA III. Jaeger is a managing member of TAM IV and TAM III, and may be deemed to have shared power to vote the shares held by TAP IV, TAA IV, TAP III and TAA III.
	9	SOLE DISPOSITIVE POWER 0 shares.
10	SHARED DISPOSITIVE POWER
		9,623,269 shares (including 188,020 shares represented by warrants exercisable on November 29, 2012 by TAP IV; 4,151 shares represented by warrants exercisable on November 29, 2012 by TAA IV; 60,789 shares represented by warrants exercisable on November 29, 2012 by TAP III; and 3,268 shares represented by warrants exercisable on November 29, 2012 by TAA III), of which 5,901,589 are directly owned by TAP IV, 130,304 are directly owned by TAA IV, 3,408,146 are directly owned by TAP III and 183,230 are directly owned by TAA III. TAM IV, the general partner of each of TAP IV and TAA IV, may be deemed to have the sole power to dispose of the shares held by TAP IV and TAA IV. TAM III, the general partner of each of TAP III and TAA III, may be deemed to have the sole power to dispose of the shares held by TAP III and TAA III. Jaeger is a managing member of TAM IV and TAM III, and may be deemed to have shared power to dispose of the shares held by TAP IV, TAA IV, TAP III and TAA III.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,623,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 00444T100	13D	Page 10 of 11 Pages

Statement on Schedule 13D

This Amendment No. 3 to Schedule 13D is filed to report the open market sales of an aggregate of 1,000,000 shares of Common Stock of AcelRx Pharmaceuticals, Inc., a Delaware corporation, by the Reporting Persons on March 7, 2014 and March 10, 2014. This Amendment No. 3 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2011, as amended May 29, 2012, as amended December 17, 2012 (as amended, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following statements:

On March 7, 2014, TAP IV disposed of 79,645 shares of Common Stock in open market sales for a weighted average price of $12.3882 per share[1] or $986,658.19 in the aggregate.

On March 7, 2014, TAP IV disposed of 20,800 shares of Common Stock in open market sales for a weighted average price of $11.96 per share[2] or $248,768.00 in the aggregate.

On March 10, 2014, TAP IV disposed of 509,520 shares of Common Stock in an open market sale at a price of $12.36 per share or $6,297,667.20 in the aggregate.

On March 7, 2014, TAA IV disposed of 1,759 shares of Common Stock in open market sales for a weighted average price of $12.3882 per share1 or $21,790.85 in the aggregate.

On March 7, 2014, TAA IV disposed of 459 shares of Common Stock in open market sales for a weighted average price of $11.96 per share2 or $899.64 in the aggregate.

On March 10, 2014, TAA IV disposed of 11,250 shares of Common Stock in an open market sale at a price of $12.36 per share or $139,050.00 in the aggregate.

On March 7, 2014, TAP III disposed of 46,661 shares of Common Stock in open market sales for a weighted average price of $12.3882 per share1 or $578,045.80 in the aggregate.

On March 7, 2014, TAP III disposed of 12,186 shares of Common Stock in open market sales for a weighted average price of $11.96 per share2 or $145,744.56 in the aggregate.

On March 10, 2014, TAP III disposed of 298,508 shares of Common Stock in an open market sale at a price of $12.36 per share or $3,689,558.88 in the aggregate.

On March 7, 2014, TAA III disposed of 2,508 shares of Common Stock in open market sales for a weighted average price of $12.3882 per share1 or $31,069.61 in the aggregate.

On March 7, 2014, TAA III disposed of 655 shares of Common Stock in open market sales for a weighted average price of $11.96 per share2 or $7,833.80 in the aggregate.

On March 10, 2014, TAA III disposed of 16,049 shares of Common Stock in an open market sale at a price of $12.36 per share or $198,365.64 in the aggregate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentages of ownership listed in Row 13 for each Reporting Person was calculated based upon 43,039,269 shares of Common Stock outstanding as of March 20, 2014.

1 These shares were sold in multiple transactions at prices ranging from $12.07 to $13.05, inclusive.

2 These shares were sold in multiple transactions at prices ranging from $11.90 to $12.01, inclusive.

CUSIP No. 00444T100	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2014

Three Arch Partners IV, L.P.	/s/ Steve Agelopoulos
By Three Arch Management IV, L.L.C.	Steve Agelopoulos, by Power of Attorney
Its General Partner

Three Arch Associates IV, L.P.	/s/ Steve Agelopoulos
By Three Arch Management IV, L.L.C.	Steve Agelopoulos, by Power of Attorney
Its General Partner

Three Arch Partners III, L.P.	/s/ Steve Agelopoulos
By Three Arch Management III, L.L.C.	Steve Agelopoulos, by Power of Attorney
Its General Partner

Three Arch Associates III, L.P.	/s/ Steve Agelopoulos
By Three Arch Management III, L.L.C.	Steve Agelopoulos, by Power of Attorney
Its General Partner

Three Arch Management IV, L.L.C.	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

Three Arch Management III, L.L.C.	/s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

Mark Wan	/ s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney

Wilfred Jaeger	/ s/ Steve Agelopoulos
Steve Agelopoulos, by Power of Attorney